2024 REPORT

Lilu, Inc


lilu

REPORT CARD

Dear investors,

We have made tremendous progress on the development on Omni. It is now functionally ready and we have started beta testing with moms now. Here's a testimonial from one of our beta testers:


Lilu Omni Testimonial March 2025
Like, it feels nice and it



As we continue to make progress on Omni, we've also started having conversations with distributors and potential strategic partners to help us launch and scale the product.

In addition to Omni, we have also developed the Milksense tracking app (demo below):



We have beta tested the app with over 150 moms and have over 3000 sessions logged on the app. On the fundraising front, last year was very challenging.

After raising $200K in our end, we paused our fundraising efforts to double down on the development on Omni. Additionally with the recent executive orders, our NSF supplemental funding award application has also been moving very slowly. We hope to have an update on this application soon. We expect to resume our fundraising efforts shortly.

If you know any new or expect mom, please help us spread the word about our ongoing Omni beta testing. Here's the link to the signup for: https://forms.gle/3qcSe6vrBpUQjrwL7

We need your help!

1) As we gather momentum with the development of the Omni breast pump, we'd love to conduct a pilot study with breastfeeding moms for qualitative feedback and efficacy testing. Please help us spread the word about our ongoing Omni beta testing among new moms in your network. Here's an interest form you can share with them: https://forms.gle/3qcSe6vrBpUQjrwL7

2) We are beginning to have conversations with potential strategic partners and distributors in the breast pump/breastfeeding tech space. If you know any major companies we should speak with, an introduction to explore strategic

companies we should speak with, an introduction to explore strategic partnership/investment opportunities would be super helpful.

Sincerely,

Sujay Suresh Kumar

Cofounder and Co-CEO

Adriana Vazquez Ortiz

Cofounder and Co-CEO

How did we do this year?

REPORT CARD



☺ The Good

Omni breast prototypes developed

User testing ongoing and feedback from our customers has been positive

Mobile App V1.0 developed and beta completed successfully with 150+ moms and 3000 sessions logged

☹ The Bad

Fundraising from VCs

App development agency wasn't a good fit

Development of the smart bra concept was delayed due to issues with finding reliable sensors

2024 At a Glance

January 1 to December 31



$474,377 [12%]

Revenue



-$86,690

Net Loss



$230,007 [8%]

Short Term Debt



$119,516

Raised in 2024



$158,543

Cash on Hand
As of 10/10/23

INCOME   BALANCE   NARRATIVE



Legend: ● Revenues ● Profit

2023
- $539,150
- -$104,736

2024
- $474,377
- -$86,690

Net Margin: -18%   Gross Margin: 0%   Return on Assets: -24%   Earnings per Share: -$0.11

Revenue per Employee: $118,594   Cash to Assets: 86%   Revenue to Receivables: ~   Debt Ratio: 115%

📄 Lilu_Financials_and_CPA_Review_Report_2022_and_2021.pdf

📄 Lilu__Inc_GAAP_Financial_Report_2023-2024.pdf

We 🩶 Our 96 Investors

Thank You For Believing In Us



Nira Sheppard	Khuzema A. Savai	Russell Xavier	Devin D. Thorpe	Mark Bruckner	Myneco Ramirez
Kristina Cahojova	Katie Perkowski	Viviana Volta	Tataiah Damarla	Vladimir Calugaru	Theresa Neil
Shelby Thuruthumalil	Katherine López	Pia Zaragoza	Felix Vayssieres	Silvia Mah	Moonshot DisruptX
Mba- Akuribila	Saul Costa	Brittany Conners	Kelli Gross	John Sandoval	Jocelyn Garth

Rohan Tandon	Menka Patel	Julie Topp	Ella Cheng	Vishnu Kumar	Ragini Kothari
Cara Fernandes	Simran Bhui	Manvir Singh	Bharat Sai	Ashmeet Singh Rekhi	Aditya PSR
Kathryn Schwab	Priyanka K	Dylan Cain	Asif Khan	Sujay Suresh	Advith K
Elissa Weinzimmer	Evi Triantafyllides	Anna Lipinska	Salman Aldukheil	Alicia Siman	Natasha Nath
Alice Nawfal	Katherine Chang	Michele Goodman	Karla Magana Figueroa	Bryant Burciaga	Cecilia Sanchez
Antonio Rosales	Lisen Stromberg	Carolina Prieto	Lenica Morales Valenzuela	Shlesh Tiwari	Maiky Iberkleid
Romita Mullick	Mona Beyer	Kathleen McCowin	Nicholas Valeriano	Courtney Burnett	Michael Detmer
Ripanshi Jain	Christina Maroun	Akshay Shah	Cyril Koniski	Shashank Agani…	Aditya Narayan
Florence Liu	Kaushik Vira	Sai Srikar	Archana Ramachandran	Anand M	Omar Sinno
Jeremy Reppy	Felicia Kaloydis	Khai Thom (kstarr)	Stephanie López	Maria Caceres-Boneau	

Thank You!

From the Lilu, Inc Team



Adriana Vazquez 🔗

Cofounder and Co-CEO

Top 30 femtech healthcare influencer. NSF, Tory Burch Fellow. BS in Mathematics & CS, MIT. Master's in Integrated Product Design, UPenn. Previously Technology Associate, Morgan Stanley. Software…



Sujay Suresh 🔗

Cofounder and Co-CEO

Forbes 30U30 in Consumer Tech. NSF, YCombinator Fellow. Master's in Electrical Engineering, UPenn. Previously co-founded Jyothi, a non-profit for survivors of abuse. Circuit Design, ATLAS Experimen…



Jesse Potash

Business Operations

Ex founder | Previously led ops at



Ragini Kothari 🔗

Lead Product Engineer

MS in Biomedical Engineering

Ex-founder | Previously led ops at
Bungalow, enabling growth from
$5mm to $250mm ARR. BBA in
Finance and Economics, Baruch...

MS in Biomedical Engineering,
Columbia University. BS in General
Engineering, Harvey Mudd College.
Skilled in embedded systems and...



LiAn Delos Reyes 🔗

Social Media & Community

Certified Breastfeeding Specialist.
Founded Milksta, a lactation
supplement brand. BA in
Communication and Media Studies,...

Details

The Board of Directors

Director	Occupation	Joined
Sujay SureshKumar	Co-CEO @ Lilu, Inc	2016
Adriana Vazquez Ortiz	Co-CEO @ Lilu, Inc	2016

Officers

Officer	Title	Joined
Sujay SureshKumar	Co-CEO	2016
Adriana Vazquez Ortiz	Co-CEO	2016

Voting Power ❓

Holder	Securities Held	Voting Power
Sujay Suresh Kumar	253,125 Common Stock	32.6%
Adriana Vazquez Ortiz	286,875 Common Stock	37.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
05/2017	$37,500	Safe	Other
05/2017	$37,500	Safe	Other
05/2017	$5,000	Safe	Other
01/2018	$45,000	Safe	Other
02/2018	$45,000	Safe	Other
03/2018	$60,000	Safe	Other
04/2019	$150,000	Safe	Other
02/2020	$25,000	Safe	Other
03/2020	$30,000	Safe	Other
04/2020	$25,000	Safe	Other
06/2020	$50,000		Other
06/2020	$25,000	Safe	Other
08/2020	$25,000	Safe	Other
09/2020	$25,000	Safe	Other
12/2020	$20,000		Other
03/2021	$25,000	Safe	Other
05/2021	$50,000	Safe	Other
05/2021	$25,000	Safe	Other
07/2021	$30,000		Section 4(a)(2)
09/2021	$25,000	Safe	Other
09/2021	$500,000	Safe	Other
11/2021	$10,000	Safe	Other
11/2021	$40,000	Safe	Other
11/2021	$10,000	Safe	Other
11/2023	$12,000	Safe	Section 4(a)(2)
02/2024	$5,000	Safe	Section 4(a)(2)
04/2024	$64,516		4(a)(6)
05/2024	$50,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
06/04/2020	$50,000 ❓	1.0%	20.0%	$4,000,000	❓

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Daintree Capital	12/14/2020	$20,000	$0 ❓	10.0%	12/14/2020	
Daintree Capital	07/12/2021	$30,000	$0 ❓	10.0%	07/12/2021	

Related Party Transactions

None

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1,000,000	775,917	Yes

Warrants: 0
Options: 0

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Lilu's products may be subject to regulatory requirements, such as safety standards or emissions regulations. Failure to comply with these regulations could result in fines, recalls, or even legal actions, impacting our reputation and financial stability.

While our brand is strong and our new product is patented, our success may attract potential new competitors. Furthermore, with our expansion strategy in the breast pump industry, we enter an existing market with a more competitive landscape. Increased competition may impact our margins and our growth. Our products may face challenges from both existing competitors and new entrants offering similar or innovative solutions. Market trends and consumer preferences can change swiftly, affecting demand for our products and potentially impacting our growth projections.

While we have registered our brands, designs, and patent with lawyers in our respective markets and currently have no issues, we are a small company. Potential intellectual property legal conflicts with a company possessing significantly higher financial resources could greatly impact our expenses and our ability to operate.

Legal challenges in general can present substantial risks and costs. Regulatory compliance, product liability, and contractual disputes are just a few examples of potential legal hurdles that startups may have to navigate. Ensuring that our products meet all necessary safety and quality standards is paramount, as any product-related legal issues could lead to recalls, reputational damage, and financial penalties. Moreover, contractual disputes with suppliers, partners, or customers could result in prolonged legal battles, draining both our financial resources and our focus away from innovation and growth.

Our ability to deliver Lilu's products to customers depends on a complex supply chain involving various components and partners. Any disruptions in the supply chain, such as shortages of key materials, production delays, or transportation issues, could lead to delays in product delivery, increased costs, and customer dissatisfaction.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

As the experiences we sell are hardware-based, the quality of manufacturing is key. While we have been working with our current manufacturing partners for over 5 years now, there is always a risk of some manufacturing issues that may require costly returns/refurbishing or bad customer reviews with financial consequences.

External economic factors, such as recessions, inflation, or changes in interest rates, can affect consumer spending patterns and demand for discretionary nonessential products like Omni breast pump and MilkSense bra.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust  created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Lilu, Inc

Delaware Corporation
Organized May 2016
4 employees

240 W 40th St
New York NY 10018 https://www.wearlilu.com

Business Description

Refer to the Lilu, Inc profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Lilu, Inc is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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